Exhibit 21.1

Subsidiaries of the Registrant

Certain subsidiaries of Oak Street Health, Inc. as of December 31, 2022 and their respective state of incorporation or organization are listed below. The names of certain other subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of December 31, 2022, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X.

Subsidiaries of Oak Street Health, Inc.
Oak Street Health, LLC (Illinois)

Subsidiaries of Oak Street Health, LLC
Oak Street Health MSO, LLC (Illinois)

Subsidiaries of Oak Street Health MSO, LLC
RubiconMD Holdings, Inc. (New York)
OSH-ESC Joint Venture, LLC (Illinois)
Oak Street Health Medicare Partners, LLC (Illinois)
OSH-RI, LLC (Rhode Island)
OSH-PCJ Joliet, LLC (Illinois)
ValueCycle, LLC (Delaware)
Acorn Network, LLC (Illinois)

Subsidiaries of RubiconMD Holdings, Inc.
RubiconMD, Inc. (New York)